October 12, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Peggy Fisher
Alan Morris
Kevin Kuhar
Jay Webb

Re:	ICx Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-145135)
Initially filed on August 3, 2007
Amendment No. 1 filed on September 21, 2007
Amendment No. 2 filed on October 12, 2007

Dear Ms. Fisher:

On behalf of ICx Technologies, Inc. (“ICx” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated October 4, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Commission on September 21, 2007 (“Amendment No. 1”). In addition, we are providing via Express Delivery five paper copies of Amendment No. 2, which are marked to show changes from Amendment No. 1.

Please note that on its current schedule, ICx anticipates printing preliminary prospectuses during the week of October 22, 2007.

For ease of reference by the Staff in reviewing ICx’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the letter from the Staff dated October 4, 2007.

Securities and Exchange Commission

October 12, 2007

Prospectus Summary, page 1

1.	As previously requested, please furnish copies of all market studies and other third-party information, including statistics and market information disclosed in Industry Overview at pages 2 and 68. Clearly mark the relevant information that supports your disclosure. A listing of references to sources “available online” does not provide adequate specificity and identification for the data you present. Please provide a supplemental cross-reference to the related information within the prospectus disclosure.

RESPONSE: Copies of the requested publications and a cross-reference thereto are attached as Appendix A.

2.	Please replace the first page of Annex 2 of the materials furnished with a legible copy. The data reproduced in the table at the top of the page is indistinct and too small to read.

RESPONSE: The referenced page is being resubmitted. Please refer to Appendix A, Tab F, page 8.

Elements of Compensation, page 99

3.	Please revise to quantify the 2007 increase in the Chief Executive Officer’s equity compensation. Further, revise to explain the difference in the stated annual salary for 2006 of $280,000, and the actual salary figure of $374,615 shown in the summary compensation table.

RESPONSE: The Company has revised the disclosure on page 100 of Amendment No. 2 in accordance with the Staff’s comment. In addition, the Company has revised the Summary Compensation Table on page 103 of Amendment No. 2 to correct errors in the table, including an incorrect salary figure for Mr. Kobler.

4.	We refer to prior comment 16 and your response and reissue the comment in part. Please explain material differences in compensation decisions with respect to individual named executive officers. For example, we note the option awards granted to your chief executive officer as compared to the awards granted to your other named executive officers, and the varied amounts of bonuses.

RESPONSE: The Company has revised the disclosure on pages 100, 101 and 102 of Amendment No. 2 in accordance with the Staff’s comment.

Securities and Exchange Commission

October 12, 2007

5.	Explain and describe how an officer’s seniority and current equity ownership were used in determining the form and amount of compensation.

RESPONSE: The Company has revised the disclosure on page 100 of Amendment No. 2 in accordance with the Staff’s comment with respect to how an officer’s current equity ownership is taken into account in determining the form and amount of compensation. The Company used the term “seniority” in Amendment No. 1 to refer to an employee’s responsibilities rather than the length of employment. The Company already references the role of an employee’s job responsibilities in determining compensation. Accordingly, the Company has deleted the reference to “seniority” in Amendment No. 2 because the Company determined that the term was redundant and potentially misleading.

Certain Relationships and Related Party Transactions, page 113

6.	Disclose the total dollar amount invested by the entities affiliated with Wexford Capital LLC for its 75.9% ownership of the registrant.

RESPONSE: The Company has revised the disclosure on page 115 of Amendment No. 2 in accordance with the Staff’s comment.

7.	Please quantify the payments to be made to Messrs. Mills and Kobler “based on the net profits realized by the Wexford entities...including their investments in us.” If based upon a formula, describe the formula.

RESPONSE: The Company has revised the disclosure on page 115 of Amendment No. 2 in accordance with the Staff’s comment.

8.	Refer to prior comment 20 and your response. Disclose the aggregate dollar valuation for each acquisition.

RESPONSE: The Company has revised the disclosure on pages 116 and 117 of Amendment No. 2 in accordance with the Staff’s comment.

Securities and Exchange Commission

October 12, 2007

Preferred Stock, page 119

9.	Clarify the new disclosure to state definitively whether the preferred stock will convert prior to this initial public offering.

RESPONSE: The Company has revised the disclosure on page 122 of Amendment No. 2 in accordance with the Staff’s comment.

Chilkoot Design, Ltd. Unaudited Financial Statements, page F-319

Balance Sheet, page F-320

10.	Please refer to prior comment 42. We note your response to our comment and amendment to the filing. We see that you have restated the presentation of your equity method investees which resulted in changes to your assets, liabilities, stockholders’ equity and equity earnings in investee income. Please reconcile for us the amounts originally recorded and recognized with the amounts as currently presented. Please detail for us the reason for the revised presentation. Furthermore, please tell us why you have not disclosed the restatement (and the impacts thereof on your financial statement line items) in the footnotes to your financial statements and presented the disclosures and headings identifying the amounts as restated in accordance with APB 20. We may have further comment after reviewing you response. Please provide us a similar analysis for the following statement of equity method investee presentations:

•	Davidson Technologies Ltd., page F-335

•	Peter Boudreau & Associates Ltd., page F-351

RESPONSE: The carrying values of the equity investments increased as a result of applying normal year end equity method adjustments to the unaudited interim financial statements. The Company has modified the unaudited interim financial statements and footnotes for the equity method investor financial statements to include the disclosures required by APB 20, paragraphs 36 and 37, and APB 9, paragraphs 18 and 26. In accordance with the Staff’s comment, the Company has provided reconciliations of the changes in the originally recorded amounts and the amounts as currently presented in Appendix B.

*        *        *

Securities and Exchange Commission

October 12, 2007

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned or Michael Danaher of this office at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Jon Layman

Cc:	Hans C. Kobler
Deborah D. Mosier
Daniel T. Mongan
ICx Technologies, Inc.

Jeffrey Pranaitis
Lehman Brothers

Michael J. Danaher, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Kirk A. Davenport, Esq.
Ian Schuman, Esq.
Latham & Watkins LLP

Thomas Knight
Grant Thornton LLP